February 10, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Hudson Technologies, Inc. (the "Registrant" or "Company")
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No. 1- 13412

Dear Mr. Decker:

The Registrant is responding to the comments contained in your letter dated February 1, 2006 regarding the Company's filings on Form 10-KSB for the fiscal year ended December 31, 2004 and Form 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Item No.     Response
  Where applicable, the Registrant's responses to the Staff's comments below indicate what the revisions will look like, and such revisions will appear in the Registrant's future periodic reports, where appropriate.

  The following represents the revised Management's Discussion and Analysis with respect to material fluctuations in revenues,

  Revenues for 2004 were $14,613,000, a decrease of $3,350,000 or 19% from the $17,963,000 reported during the comparable 2003 period. The decrease in revenues was primarily attributable to a decrease in refrigerant revenues of $4,469,000 offset by an increase in RefrigerantSide® Service revenues of $1,119,000. The decrease in refrigerant revenues is related to a reduction in the sales prices of approximately $2,100,000 and a decrease in the volume of CFC based refrigerants primarily sold to the automotive aftermarket of approximately $2,400,000. The Company believes that the decline in automotive refrigerants and the decline in volume of other CFC based refrigerants is due to a reduction in the number of systems that use CFC based refrigerants and expects this trend to continue in the future. The increase in RefrigerantSide® Services of $1,119,000 was primarily attributable to an increase in the revenue per job sold, which is a consequence of the reorganization of the Company's sales and marketing efforts.

  The Company's gross margin for 2004 increased by $694,000 when compared to the same period for 2003. The increase in gross margin was primarily due to a net reduction in the cost of refrigerants sold of approximately $384,000, and a reduction in the cost of facilities and payroll associated with the Company's RefrigerantSide® Services, resulting from the reorganization in 2003, of approximately $310,000.

  In future filings, Item 8A - Controls and Procedures, will read, in pertinent part, as follows:

  "... the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that: i) information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure by the Company; and ii) information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. ...".

  Additionally, we hereby confirm that the Company's disclosure controls and procedures upon evaluation based upon the above definition of the Company's disclosure controls and procedures, were effective as of December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005.

  The gain on the sale of fixed assets resulted from the sale of assets that were deemed redundant and such sales were deemed to be miscellaneous income. The Company determined, based on guidance from S-X- 5-03(b)7(d), to reflect the gain from the sale of fixed assets outside of Income from Operations and include the gain as part of Other Income. Upon further review, the Company recognizes that this approach does not meet the requirements of paragraph 45 of SFAS 144. However, we believe at this time that a reclassification of $98,000 to Income from Operations from Other Income is not a material change to the Statement of Operations or of the Company's financial position due to the fact that such reclassification would not materially alter the total mix of information available to the shareholders or users of the financial statements and therefore, the Company believes the reclassification would not have effected their decisions. In the future the Company will make certain that gains or losses from the sale of assets will be included as a component of income from operations.

  In accordance with EITF 98-05, the Company was required to measure the intrinsic value of the beneficial conversion feature of the convertible debt. The fair value of the convertible debt was deemed to be its face value. The value of the warrants issued in connection with the debt issuance was $157,000. Therefore, the face value of the debt was reduced by the value of the warrants. Consequently, the $157,000 represented the intrinsic value of the beneficial conversion feature of the convertible debt.

  On December 20, 2002, the Company issued $495,000 in Convertible Notes (the "Convertible Notes") to officers and key employees, family members of certain officers and the holders of the Company's Series A Preferred Stock. The Convertible Notes provided that they were convertible into the Company's Common Stock, under specified circumstances, at a conversion price equal to the 5 day average closing price as of the close of business the day preceding the issuance of the Convertible Notes, which was $.79 per share. The issuance of the Convertible Notes was conditioned upon receipt of a written consent to the Convertible Notes issuances from the Company's principal lender, the CIT Group ("CIT"). Written consent from CIT was not formally received until April 10, 2003. The 5-day average closing price of the Company's Common Stock as of April 9, 2003 had increased to $1.13 per share. The holders of the Series A Preferred Stock advised the Company that, due to their substantial ownership position, they did not want any action to be taken by the Company that somehow could be construed as conferring an unfair benefit on them at the expense of the minority shareholders. Accordingly, in an effort to avoid even the appearance that an unfair benefit had been conferred upon them, the holders of the Series A Preferred Stock advised the Company that the conversion rate for the Convertible Notes should be established based upon the date of receipt of CIT's consent and, therefore, should be increased from $.79 to $1.13 per share. The remaining holders of the Convertible Notes agreed to this amendment as well. Accordingly, on April 10, 2003, all of the then holders of the Convertible Notes executed agreements acknowledging that, effective December 20, 2002, the conversion rate for the Convertible Notes was amended and adjusted to $1.13 per share. Therefore, the change in conversion rate for the Convertible Notes from $.79 to $1.13 occurred on April 10, 2003 and, in connection with the Rights Offering, adjusted downward to $1.10 on December 19, 2003.

  During the period of December 2002 through December 2003, no adjustments were made to the original calculation of the intrinsic value of the beneficial conversion feature due to the fact that these transactions were a series of similar transactions with the same lenders culminating in the conversion of the convertible notes into the Company's Shareholder Rights Offering. Therefore, for accounting purposes, the Company aggregated the debt issuances. It should be noted that, based on the original conversion rate established by the notes at the time of issuance, the original number of shares that the note holders, whose conversion rates were adjusted, would have received upon the conversion of the notes was approximately 981,000 shares. As a result of the adjustments of the conversion rates, the note holders actually received approximately 905,000 shares of the Company's common stock upon conversion in December 2003. As a result of these adjustments to the conversion rates, the intrinsic value did not exceed the original calculation and, as such, the Company amortized the original calculation of the intrinsic value of the conversion feature of the debt.

  On March 30, 1999 and February 16, 2001, the Company issued the Series A Preferred Stock. The initial conversion rate of the Series A Preferred Stock was $2.375 and was a premium to the then current market price by 27% and 23% for the March 30, 1999 and February 16, 2001 issuances, respectively. Due to the fact that the conversion rate of the Series A Preferred Stock was a significant premium to the current market price, no intrinsic value existed for the conversion feature of the Series A Preferred Stock.

  The anti-dilution provisions, which initially contained a conversion rate floor of $1.78, of the Series A Preferred Stock contained provisions which allowed the conversion price of the Series A Preferred Stock to be adjusted downward upon, among other things, the issuance by the Company of securities that were convertible to shares of common stock at a conversion price below the then conversion price established for the Series A Preferred Stock.

  In the fourth quarter of 2002, the Company needed to raise significant capital to help fund its continuing operations and was seeking shareholder approval to issue convertible notes. On December 20, 2002, the shareholders approved the removal of the floor on the Series A Preferred Stock conversion rate and authorized the issuance of the convertible notes.

  In November 2002, the Company was planning to file a registration statement in connection with a Shareholder Rights Offering in an effort to raise capital. It should be noted that if the Shareholder Rights Offering raised capital in excess of the financial needs of the Company, such amounts were permitted to repay all of the outstanding indebtedness under the convertible notes, thereby preventing any conversion of the convertible notes to common stock. Moreover, the primary lenders of the December 2002 convertible notes were the Series A Preferred Stock holders and they did not want to trigger the downward adjustment of the conversion rate of the Series A Preferred Stock through the issuance of the convertible debt to themselves. As previously stated, the Series A Preferred Stock holders wanted to avoid even the appearance that an unfair benefit had been conferred on them at the expense of the minority shareholders. In light of the foregoing, the holders of the Series A Preferred Stock agreed to waive the anti-dilution provisions of the Series A Preferred Stock solely with respect to the issuance of the convertible notes, but not with respect to any actual conversion of the convertible notes.

  In December 2003, the convertible notes converted into shares of common stock at the conversion rates of $.79 and $1.10 and, accordingly, the conversion rate of the Series A Preferred Stock decreased from $2.375 to $.79. The Company disclosed these events, and specifically disclosed the number of additional shares to be issued to the holders of the Series A Preferred Stock upon the occurrence of these events, in its proxy statement dated November 20, 2002, its registration statement on Form SB-2, which was declared effective on September 23, 2003, its filings on Form 10-KSB for the years ended December 31, 2002 and 2003 and its filings on Form 10-QSB for the 2003 year.

  The fair value of the additional 10,566,807 common shares that the Series A Preferred Stock holders would receive upon conversion of the Series A Preferred Stock was greater than the proceeds of the Series A Preferred Stock. Consequently, pursuant to paragraph 6 of EITF 98-5 the Company capped the dividend at $9,500,000, representing the proceeds from the issuance of the Series A Preferred Stock. Further guidance from EITF 00-27 does not change the calculation due to the fact that the only intrinsic value associated with the Series A Preferred Stock is the beneficial conversion feature of the Series A Preferred Stock.

  Except for the Company's presentation of loss per common share, there would be no other impact to the Company's financial position or to any other financial presentation resulting from the guidance of EITF 98-5. Consequently, utilizing the guidance of EITF 98-5 would have resulted in a dividend to the Series A Preferred Stock holders in the amount of $9,500,000, thereby increasing the loss available to the common stock holders by such amount. In addition, the Company would have recorded a debit and credit to the Company's Additional Paid-In Capital in the amount of $9,500,000, which would have no impact in either the components of or in Total Stockholders' Equity.

  As set forth above, the Company discussed and disclosed the effects of the downward adjustment of the conversion rate of the Series A Preferred Stock over a fourteen-month period commencing with the issuance of the Company's Proxy Statement in November 2002, through December 2003, the date that the convertible notes converted to common stock. Not only had the dilutive effects and the number of shares that the Series A Preferred Stock holders were to receive upon conversion been disclosed in the EDGAR filings above, but it also discussed, after the completion of the EDGAR filings, these outcomes at the annual shareholders meeting and during conference calls with investors. Unfortunately, when the downward adjustment of the conversion rate of the Series A Preferred Stock actually occurred in December 2003, the Company inadvertently neglected to include the intrinsic value of the reduction in the conversion rate of the Series A Preferred Stock in the calculation of loss per common share available to the common stock holders. The Company regrets this oversight.

  The EPS calculation that would have been included in the Company's Statements of Operations for the years ended December 31, 2004 and 2003 would be as follows:

  (amounts in thousands, except for share and per share amounts)

	For the Year Ended December 31,
	2004	2003	2003
	As Filed	Corrected	As Filed
Net Income (Loss)	$264	$(2,432)	$(2,432)
Preferred Stock Dividends	(228)	(10,366)	(866)
Available for Common Shareholders	$36	$(12,798)	$(3,298)
	======	======	======

Net Income (Loss) per Common Share
- Basic and Diluted	$0.00	$(2.43)	$(0.63)
	======	======	======
Weighted average Number of Shares
Outstanding - Basic	21,388,102	5,271,086	5,271,086
	========	========	========
Weighted average Number of Shares
Outstanding - Diluted	21,417,814	5,271,086	5,271,086
	========	========	========

  As described in SAB 99 the measure of materiality must be addressed in both quantitative and qualitative measurements. SAB 99 specifically refers to Concepts Statement 2 paragraph 132, which describes the essence of materiality as "The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item." In addition SAB 99 refers to, TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976) in which, "The Supreme Court held that a fact is material if there is - a substantial likelihood that the...fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available." Based upon these two citations the Company respectfully submits that a change to the 2003 EPS presentation is not material to a reader of the financial statements. In addition, it should be noted that through 2003, the Company's trading prices for its common stock were not measured on EPS due to the fact that the Company had reported substantial losses.

  The downward adjustment of the conversion rate of the Series A Preferred Stock was dilutive to the existing common shareholders and, as such, the Company in no fewer than seven EDGAR filings, one press release, its annual shareholders' meeting, and several conference calls with shareholders alerted the existing shareholders and users of the financial statements of the potential and ultimate outcome of the downward adjustment of the conversion rate of the Series A Preferred Stock and repeatedly disclosed the effects of the triggering of the adjustment prior to the occurrence of this event in December 2003. It is the Company's belief that it repeatedly disclosed to the shareholders and users of the financial statements (i) the dilutive nature of the Series A Preferred Stock (ii) the significant increase in the number of common shares upon the conversion of the Series A Preferred Stock and (iii) the effects of the downward adjustment to the common shareholders. We believe there is no likelihood that a shareholder or a user of the financial statements would have changed any of their decisions, or be influenced by a correction of the EPS presentation for the year ended December 31, 2003 due to the fact that the surrounding information included in the Company's financial statements and disclosures in its Forms 10-KSB, 10-QSB, Proxy Statement and Registration Statement on Form SB-2 clearly indicated that the holders of the Series A Preferred Stock would receive a significant benefit upon the reduction in the conversion rate of their Preferred Stock. Secondly, we believe that in no way could a shareholder or a user of the financial statements state that their understanding of the impact of the downward adjustment of the conversion rate of the Series A Preferred Stock would have been significantly altered, by virtue of the total mix of disclosures that were made in the above mentioned filings, had the dividend to the Series A Preferred Stock been reflected in the computation of EPS. Lastly, it should be noted that the correction to EPS would not have an impact on any other financial line item or measurement that shareholders or users of the financial statements might use to evaluate the Company and the Company believes that such correction would not effect any evaluation or decision they would make with regard to the Company.

  As noted in the above table, the non-cash dividend charge, if corrected would substantially increase the net loss per common share. At this point and time, the December 31, 2003 financial statements represent a point of reference for current and future shareholders to measure and assess the turn-around that the Company has embarked on since June 2003. We believe it unlikely that a new investor or user of the Company's financial statement would go back to the December 31, 2003 and prior financial statements and attempt to understand the downward adjustment of the conversion rate of the Series A Preferred Stock, and instead would most likely simply focus on the dollar amount of the loss available for common holders as presented in the December 31, 2003 EPS calculation and review the Company's EPS performance from that date forward. We believe strongly that, if the Company is required to amend its 2003 calculation of EPS, the current users of our financial statements would be given an improper impression regarding the scope of the positive turn around that the Company had achieved when a comparison is made between the corrected EPS calculation, in the above table, for the year ended December 31, 2003 and the EPS calculation for the year ended December 31, 2004 and beyond. We are concerned that a correction at this time would result in confusion to a reader and would not provide relevant trend guidance to the Company's financial performance subsequent to December 31, 2003. It is therefore our conclusion that the omission was not material and as such does not require correction. In addition, any correction to the 2003 financial statements is also immaterial due to the fact with the passage of time this information will not appear in the Company's filing of its Form 10-KSB for the year ended 2005, which is expected to be filed in early March 2006.

  On December 13, 2005, the Board of Directors of the Company approved the acceleration of the vesting of certain unvested options awarded under the Company's 97 Stock Option Plan that were granted on September 30, 2005 at an exercise price of $2.15 per share. The exercise price of the options subject to acceleration was above the closing market price as of the effective date of the acceleration. Pursuant to FIN 44 paragraph 36, the options subject to acceleration had no economic value to the holders on the date of acceleration, and the Company incurred no additional stock based compensation expense as a result of the acceleration of these options.

On December 28, 2005, the Company's Board of Directors approved the acceleration of the issuance, which has no accounting impact, of the final installment of stock options to be issued under the Company's 2005 Bonus Plan to the Company's Executive Officers.

We hope that these responses are satisfactory. If you have any questions, please call me at (845) 735-6000 ext. 6015.

Sincerely,

James R. Buscemi

Chief Financial Officer